FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica – Information on CADE´s decision (Brazilian Antitrust Regulator)	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the request made by the Italian Stock Market Regulator –CONSOB–, Telefónica clarifies that the Brazilian Antitrust Regulator –CADE– verbally announced on December 4th, 2013 the two following decisions:

1-	To approve, with the restrictions mentioned below, the acquisition by Telefónica of the entire participation held by Portugal Telecom, SGPS S.A., and PT Móveis – Serviços de Telecomunicações, SGPS, S.A., (the “PT Companies”) in Brasilcel N.V., which controlled the Brazilian mobile company, Vivo Participações S.A..

It must be noted that such transaction was approved by the Brazilian Telecommunications Regulator – ANATEL- and the closing (which did not require CADE’s prior approval at the time) occurred immediately after such ANATEL’s approval, on September 27th, 2010.

The above mentioned decision has been granted by CADE conditional on:

(a)	the entry of a new shareholder in Vivo, sharing with Telefónica the control of Vivo in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b)	that Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A..

The full official terms of this decision (including the timing for the accomplishment of both conditions) have not been made available yet neither to the public nor to Telefónica.

2-	To impose on Telefónica a fine of R$ 15 million (fifteen million Brazilian Reais) for having allegedly breached the spirit and the goal of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica´s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of non-voting shares of Telco on a recent capital increase. This decision also requires Telefónica to divest such non-voting shares of Telco.

CADE has made recently available in its website a public version of the Despacho 434/2013, which may be accessed at:

http://www.cade.gov.br/temp/D_D000000764071587.pdf.

This public version does not disclose any confidential aspects of the decision, such as the timing for the making of this divestment and payment of the fine. The confidential version of the decision has not yet been formally notified to Telefónica.

Since Telefónica has not been officially notified and therefore is not aware yet of the official complete terms of any of these decisions, it has not decided yet which course of action to take in relation to these recent rulings.

According to CONSOB’s request, Telefónica confirms that it has not been formally notified of any other regulatory process in connection with its interest in Telco’s non-voting shares, subscribed and paid out on September 24th 2013, as reported in the Significant Event filed with Spanish National Securities Market Commission –CNMV– on September 24th 2013.

Madrid, December 9th 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: December 9th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors